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                                                               EXHIBIT 99.4

FOR IMMEDIATE RELEASE                                           JANUARY 20, 1998

                      BUTTREY FOOD AND DRUG STORES COMPANY
                       TO BE ACQUIRED BY ALBERTSON'S, INC.


Great Falls, Montana, January 20, 1998 . . . Buttrey Food and Drug Stores Company (NASDAQ:BTRY) today announced that it has entered into a definitive agreement with Albertson's, Inc. (NYSE:ABS) providing for the acquisition of Buttrey by Albertson's for $15.50 per share.

Under the terms of the agreement, Albertson's will begin a cash tender offer on or before January 26, 1998 for all of Buttrey's approximately 8,645,000 outstanding common shares. Buttrey's Board of Directors unanimously approved the agreement and recommended that Buttrey stockholders tender their shares pursuant to the offer. After successful completion of the tender offer, remaining shares of Buttrey will be acquired at the tender offer price through a merger. Buttrey's Board of Directors has received the opinion of Morgan Stanley & Co., Incorporated that the consideration payable in the tender offer and merger is fair, from a financial point of view, to Buttrey stockholders.

In connection with the acquisition agreement, an affiliate of Freeman Spogli & Co. Incorporated, Buttrey's largest stockholder, has agreed to tender its 4,389,879 shares of common stock, which represent 50.8% of Buttrey's current outstanding stock, and has also granted Albertson's an option on such shares at $15.50 per share of common stock, which can be exercised under certain circumstances. The definitive agreement provides for payment to Albertson's under certain

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circumstances of a termination fee and reimbursement of expenses if Buttrey's
Board of Directors, in the exercise of its fiduciary responsibilities, terminates the definitive agreement or withdraws or modifies its recommendation that Buttrey stockholders tender their shares pursuant to the offer.

The consummation of the offer is subject to certain customary conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and antitrust approval. Financing is not a condition to completion of the transaction.

"I am very proud of the efforts of our associates throughout Buttrey," said Joseph H. Fernandez, chairman, president and chief executive officer of Buttrey. "Through their dedication and commitment to our customers, our associates have made Buttrey an attractive acquisition opportunity for Albertson's, one of the most successful food retailers in the world. Buttrey's outstanding associates share a commitment to quality products, superior service and great prices that fits well with the strengths of Albertson's. Additionally, Buttrey's network of quality stores in excellent locations compliments Albertson's impressive network in our trade areas, and offers Albertson's an opportunity to bring their programs to many new customers."

Representatives of Buttrey and Albertson's have scheduled meetings with Buttrey employees beginning on Tuesday, January 20, 1998 throughout Montana and Wyoming to discuss the effects of the transaction and to begin the process of transition to new ownership.

Buttrey Food and Drug Stores Company is a leading supermarket and pharmacy retailer, with 43

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stores operating in Montana, North Dakota and Wyoming, and two stores under construction. Thirty-five of the 45 stores have pharmacies and the Company also runs the only mail-order pharmacy business in the region. Buttrey operates distribution centers in Great Falls, Montana, and in Salt Lake City, Utah, which provide its stores with groceries and fresh products. The Company employs over 3,000 associates in its various locations.


Contact:    Wayne S. Peterson
            Senior Vice President and Chief Financial Officer
            Buttrey Food and Drug Stores Company
            601 6th Street S.W.
            Great Falls, Montana 59404
            (406) 454-7280